UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

(Commission File No. 1-14728)

Lan Chile S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

FOR IMMEDIATE RELEASE

CONTACTS IN CHILE Alejandro de la Fuente - Chief Financial Officer Andres Bianchi - Head of Investor Relations abianchiu@lanchile.cl Tel: (56-2) 565-3944/3947	CONTACTS IN NEW YORK Maria Barona/Melanie Carpenter lanchile@i-advize.com i-advize Corporate Communications, Inc. Tel: (212) 406-3690

LAN GROUP REPORTS US$48.1 MILLION IN
NET INCOME FOR THE FIRST QUARTER 2004

Santiago, Chile, April 22, 2004 – LanChile S.A., (“LAN”, “the Group” or “the Company”) (Santiago Stock Exchange: LAN / NYSE: LFL) one of Latin America’s leading passenger and cargo airline groups, reported today its consolidated financial results for the first quarter ended March 31, 2004. All figures were prepared in accordance with generally-accepted accounting principles in Chile and are expressed in U.S dollars.

HIGHLIGHTS

•          LAN reported a record US$48.1 million in net income for the first quarter with a 9.8% net margin. This is more than twice the US$21.6 million earned in the same quarter of 2003 and is the best quarterly result in the Company’s history.

•          Operating income amounted to US$63.0 million with an operating margin of 12.8%. Operating income grew 140% as compared to 2003, and operating margins increased 6.2 points. The Group’s operating result is also the best in its history.

•          Operating revenues grew 24.3% to US$491.9 million. Passenger revenues grew 29.8% due to a 21.4% increase in traffic and a 6.9% improvement in yields. Cargo revenues rose 20.9% as traffic grew 11.4% and yields increased 8.6%. Overall, revenues per ATK increased 13.2%.

•           Operating costs grew 16.1% as system capacity increased 11.6%. Overall unit costs (per system ATKs and including net financial expenses) grew 4.6%. Abnormally high fuel prices led to US$4.8 million in additional expenses for the quarter. Excluding the fuel price impact, unit costs were up 3.3%.

•          LAN continues to maintain a healthy financial position. Cash and cash equivalents nearly doubled from US$135 million in 2003 to US$257 million in March 2004. The Company remains free of short-term debt with nearly all of its long-term finances related to aircraft assets.

•           During the quarter, LAN PERU significantly expanded its regional operations by adding new routes from Lima to Buenos Aires, Quito, Caracas, Bogota, and Mexico City. These new services add to previous operations to Santiago and Guayaquil, positioning Lima as a major regional hub and LAN PERU as Peru’s main international airline.

•          On March 11th, Fitch Ratings affirmed LAN’s investment grade credit rating and improved the outlook on this rating from negative to stable. LAN continues to be one of the few investment grade airlines in the world.

•          On March 24th, the Company launched its new corporate image based on the “LAN alliance” concept. This alliance comprises all of the Company’s regional affiliates and the new, common brand and image highlight the Company’s consistent world-class service. LAN expects to complete this change by mid-2005.

•          On April 8th, Pablo Piñera resigned as a member of the Company’s Board of Directors after being appointed to a senior post on the Chilean Ministry of Transport, Telecommunications and Public Works. Mr. Piñera’s replacement is pending the nomination of a new Board of Directors at the Annual Shareholders Meeting scheduled for April 30, 2004.

Financial and Strategic Review

LAN reported net income of US$48.1 million for the first quarter of 2004. This result reflected a significant increase over the US$21.6 million earned in the same period of 2003 and is the highest quarterly result in Company history. LAN also reported unprecedented operating and net margins of 12.8% and 9.8%, respectively. The Group delivered this outstanding performance even as demand remained depressed compared to historical levels and as fuel prices remained at abnormally high levels. LAN successfully responded to these challenges by fully leveraging its unique passenger/cargo business mix, its ability to adjust capacity effectively, and its efficient cost-structure. Moreover, LAN continued to advance its long-term strategic plans aimed at strengthening its route network, expanding its fleet, and improving its positioning for continued growth and profitability.

Operating income for the first quarter reached a record US$63.0 million, a 139.8% improvement over last year’s US$26.3 million. This growth was driven by strong revenue performance, which together with careful cost management, led to a 6.2-point increase in operating margins to 12.8%.

Operating revenues grew 24.3% year over year as a 29.8% increase in passenger revenues and a 20.9% increase in cargo revenues, fully offsetting a 1.6% drop in other revenues. Revenue growth partially reflected a low comparison base given the impact of the war in Iraq in 2003.

Passenger revenues, amounting to US$292.3 million, grew as a result of a 21.4% increase in traffic and a 6.9% improvement in yields. Traffic increased as load-factors improved to a record 73.9%, even as the Company increased capacity 11.7%. LAN PERU added new routes out of its regional hub in Lima, and LAN ECUADOR continued to capitalize on the routes launched in mid-2003 to the United States, Europe and Latin America. Other capacity was added on specific routes based on the recovery of demand at certain points-of-sale and competitive opportunities. Improved segmentation on international routes, a recovery in premium traffic, and the impact of a stronger Chilean peso on Chilean domestic fares all helped improve yields. Overall, the combination of improved yields and load-factors led to a 16.2% improvement in revenues per ASK.

Cargo revenues, which amounted to US$169.7 million and represented 34.5% of total revenues, grew due to an 11.4% increase in traffic and an 8.6% increase in yields. Traffic growth reflected a stronger competitive position and improved demand. In general, while demand on southbound routes to Argentina, Brazil and Chile has continued to recover, northbound demand remains strong. Increased yields mainly reflected the Company’s cargo fuel surcharge and higher average fares. As a consequence, revenues per ATK increased 8.7%.

Operating costs increased 16.1% as system capacity increased 11.6%. During the quarter the Group faced cost pressures from three main sources. Higher fuel prices led to US$4.8 million in additional expenses despite a strong comparison base with last year’s already inflated prices. A 23% appreciation of the Chilean peso drove higher costs, especially for personnel related items. Finally, sales growth led to increased commissions and other sales related expenses. Improved asset utilization, lower aircraft rental expenses, and a broader revenue base partially offset these cost pressures. During the quarter, LAN continued to achieve extremely high aircraft utilization rates with its long-haul passenger and cargo aircraft flying in excess of 15 hours per day. The Company also continued to take advantage of reduced lease expenses, which were re-negotiated in the first quarter of 2003. Overall, costs per ATK increased 4.6%, while cost per ATK excluding the effect of fuel prices rose 3.3%.

Positive results and vigorous cash generation have enabled LAN to further strengthen its financial position. By the end of the quarter, the Company held US$257 million in cash and cash equivalents, nearly twice the amount it had at the same time on the previous year. The Group continues to hold no short-term debt and nearly all long-term debt is related to aircraft assets and features long-repayment profiles and low interest rates. Additionally, the Company has hedged approximately 40% of its fuel requirements for the rest of the year. All these attributes led LAN’s investment-grade to be affirmed in March, confirming the Group as one of the very few airlines in the world to have such a rating.

LAN has also continued advancing its long-term strategy. On March 23rd, its new corporate image, based on the LAN alliance concept, was launched. As of March 2004, all of the Group’s passenger affiliates adopted the LAN brand. In the future, all of the Company’s aircraft will feature a new, common livery. This change will support the Company’s commitment to provide seamlessly consistent, world-class service across all of its alliance operations, and will also increase the flexibility and efficiency of the Company’s marketing efforts.

During the quarter, LAN PERU broadened its network by launching new regional operations. Now, LAN PERU offers service to Santiago, Buenos Aires, Quito, Guayaquil, Caracas, Bogota, and Mexico City from its Lima hub. These new routes provide passengers with an unprecedented amount of connections, facilitating intra-Latin American travel and allowing LAN to increase aircraft utilization.

The Company continued its fleet expansion with the delivery of its twelfth Boeing 767-300 passenger aircraft. This aircraft, incorporated under an operating lease, joined the Company’s operating fleet this week and will enable LAN to increase service on long-haul routes. In the cargo business, the Company has also expanded its freighter capacity by operating up to five wet-leased aircraft during the quarter. Furthermore, in April the Company started negotiations with Boeing regarding the acquisition of two new Boeing 767-300F freighters. These aircraft, which the Company expects to be delivered in 2005, would significantly enhance the Group’s freighter capacity.

LAN’s outstanding first quarter results demonstrate an ability to respond to challenges and fully capitalize on opportunities. More importantly, this quarter’s performance is not an isolated success. The Company has continuously improved its performance and, as a consequence, has delivered four consecutive record-setting quarterly results, which have led to the achievement of a symbolic milestone. For the first time in history, LAN earned more than US$100 million for a 12-month period. This highlights the strength of LAN’s strategy and the resilience of the Company’s business model. The fact that this has been achieved in a period of significant challenges and major losses for the airline industry sets LAN apart from its competitors and establishes its unprecedented position for the future. In order to take advantage of this, LAN has continued advancing its long-term plans focusing on broadening its revenue base, leveraging growth opportunities, improving customer satisfaction, and increasing efficiency. LAN expects these plans will consolidate its position as Latin America’s leading airline, increase its profitability, and continue creating value for its shareholders.

Consolidated First Quarter Results

For the first quarter of 2004, the Company reported US$48.1 million in net income compared to US$21.6 million for the same period of 2003. Operating income amounted to US$63.0 million compared to US$26.3 million in 2003.

Total operating revenues amounted to US$491.9 million, a 24.3% increase compared with the first quarter of 2003. This reflected a 29.8% increase in total passenger revenues to US$292.3 million, a 20.9% increase in cargo revenues to US$169.7 million, and a 1.6% decrease in other revenues to US$29.9 million.

Passenger revenues improved due to a 21.4% increase in traffic and a 6.9% increase in yields. Traffic growth outpaced an 11.7% capacity increase, leading to a 5.9-point increase in load-factor to 73.9%. Traffic growth included a 1.9% increase in domestic traffic and a 27.1% increase in international traffic. Yields grew as the impact of a 7.4% increase in average trip lengths was offset by better segmentation, higher premium traffic, and improved domestic yields due to a stronger Chilean peso.

Cargo revenues grew due to an 11.4% increase in traffic and an 8.6% improvement in yields, measured in RTKs. Yields rose primarily due to an improved competitive environment and the application of a higher fuel surcharge. Growth in cargo traffic slightly outpaced an 11.3% increase in capacity, resulting in a 0.1-point increase in cargo load factors to 66.4%.

Other revenues decrease 1.6% as reduced aircraft lease revenues were partially offset by higher on-board sales and courier sales in Chile.

Total operating expenses increased 16.1% during the quarter as capacity, measured in system ATKs, increased 11.6%. Per unit (ATK) costs (which include total operating expenses as well as net financing costs) increased 4.6%. Excluding the impact of higher fuel prices, per unit costs increased 3.3%. Wages and benefits increased 28.6% due to the impact of a stronger Chilean peso on domestic wages, increases in headcount, and higher bonus payments. Fuel costs rose 21.4% due to a 6.1% increase in prices and a 14.5% increase in consumption. (During the first quarter of 2004, the Company recorded a US$7.3 million fuel hedging gain compared to a US$6.9 million gain in 2002, which are recorded as non-operating gains/losses). Commissions to agents grew 24.6% due to the 26.4% increase in traffic (passenger and cargo) revenues. As a percentage of traffic revenues, commissions to agents decreased 0.2 percentage points to 14.3% as lower average passenger commissions offset increased average cargo commissions. Depreciation and amortization expenses increased 6.7% mainly due to the changes in depreciation policies implemented during the first half of 2003. Other rental and landing fees increased 8.2% as higher landing charges in specific international airports and increased wet-lease and allotment expenses were offset by lower insurance expenses. Passenger service expenses increased 30.9% due to increased passenger traffic, changes in the passenger mix, and improvements in service. Aircraft rentals declined 15.6% as the incorporation of new aircraft was fully offset by the reduction of lease rates during the first quarter of 2003. Maintenance expenses increased 18.7% due to increased operations and the net effect of a one-time US$1.3 million reduction of expenses of in 2004 related to adjustments in provisions related to the return conditions of leased aircraft and a one-time US$2.5 million reduction in expenses in 2003. Finally, other operating expenses increased 20.7% due to increased sales related expenses and increased training to support future capacity growth.

Operating margins for the quarter increased 6.2 points to 12.8%. Total non-operating results for the first quarter amounted to a US$4.4 million loss compared to a US$0.2 million loss in 2003. While interest income increased 73.6% due to higher cash balances, interest expenses decreased 6.6% due to lower interest rates and a reduction in average debt. In the miscellaneous net line, the Company recorded a US$2.8 million gain compared to a US$8.6 million gain in 2003. In 2004 this included a US$7.3 million fuel hedging gain (compared to a US$6.9 million gain in 2003) as well as a US$3.4 million foreign-exchange loss (compared to a US$0.3 million loss in 2003). Net margins improved 4.3 points from 5.5% in 2003 to 9.8% in 2004.

Recent Events

LAN PERU launches new routes
On February 6th, LAN PERU expanded its operations and further consolidated Lima as a key hub for regional travel. By quarter-end, LAN PERU offered service from Lima to Santiago, Buenos Aires, Guayaquil, Quito, Bogota, Caracas, and Mexico City. These operations dramatically expanded alternatives for intra-regional travel and positioned LAN PERU as Peru’s principal international airline.

Fitch Ratings Affirms LAN as Investment Grade and upgrades Outlook to Stable
On March 11th, Fitch Ratings affirmed LAN’s BBB- credit rating and upgraded the Company’s rating outlook from Negative to Stable. According to Fitch, LanChile’s investment grade rating is supported by its ability to maintain profitability while operating in an extremely challenging environment. Fitch highlighted the Company’s ability to carefully manage capacity, control costs and improve aircraft utilization. In addition, Fitch highlighted LanChile’s effective business model, fleet flexibility, solid financial profile, strong liquidity, and improved credit protection measures.

LAN launches new brand and corporate image
On March 23rd, a new corporate image, based on the LAN alliance concept, was launched. The alliance comprises all of the Company’s regional affiliates. Beginning in March, all of the members of the alliances will be branded under the new, common LAN alliance image, highlighting the delivery of consistent world-class service. The Company will implement this change gradually and expect it to be finalized by mid-2005.

Pablo Piñera resigns from LAN’s Board of Directors
On April 8th, Pablo Piñera Echenique resigned as a member of the Board after his appointment to a senior position in the Chilean Ministry of Transport, Telecommunications, and Public Works and Infrastructure. Mr. Piñera replacement is currently pending the Company’s Annual Shareholder Meeting that is scheduled to take place on April 30th.

LanChile S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended

	March 31
	2004	2003	% Change

REVENUES
Passenger	292,303	225,109	29.8%
Cargo	169,739	140,389	20.9%
Other	29,858	30,347	-1.6%

TOTAL OPERATING REVENUES	491,900	395,845	24.3%

EXPENSES
Wages and Benefits	(67,150)	(52,222)	28.6%
Aircraft Fuel	(82,952)	(68,318)	21.4%
Commissions to Agents	(66,076)	(53,026)	24.6%
Depreciation and Amortization	(19,416)	(18,199)	6.7%
Other Rental and Landing Fees	(66,962)	(61,861)	8.2%
Passenger Services	(11,608)	(8,867)	30.9%
Aircraft Rentals	(32,623)	(38,644)	-15.6%
Aircraft Maintenance	(28,200)	(23,767)	18.7%
Other Operating Expenses	(53,940)	(44,678)	20.7%

TOTAL OPERATING EXPENSES	(428,927)	(369,582)	16.1%

OPERATING INCOME (LOSS)	62,973	26,263	139.8%

OPERATING MARGIN	12.8%	6.6%	6.2 pp.

OTHER INCOME ( EXPENSE )
Interest Income	2,192	1,263	73.6%
Interest Expenses	(9,393)	(10,056)	-6.6%
Miscellaneous-Net	2,806	8,595	-67.4%

TOTAL	(4,395)	(198)	NM

INCOME BEFORE MINORITY INTEREST	58,578	26,065	124.7%
Minority Interest	210	185	13.5%

INCOME (LOSS) BEFORE INCOME TAXES	58,788	26,250	124.0%
Income Taxes	(10,666)	(4,639)	129.9%

NET INCOME (LOSS)	48,122	21,611	122.7%

NET MARGIN	9.8%	5.5%	4.3 pp.

Shares Outstanding	318,909,090	318,909,090
Earnings per share	0.15	0.07	122.7%
Earnings per ADR	0.75	0.34	122.7%

LanChile S.A.
Consolidated Operating Statistics

	For the Three-Month Period ended
	March 31

	2004	2003	% Change

Operating Statistics

System

ATKs (millions)	1,240.5	1,111.0	11.6%
ASKs (millions)	5,178.9	4,636.4	11.7%
RTKs (millions)	851.0	738.5	15.2%
RPKs (millions)	3,829.5	3,154.0	21.4%
Overall Load Factor (based on ATKs)%	68.6%	66.5%	2.1 pp.
Break-Even Load Factor (based on ATK)%	60.3%	63.3%	-3.0 pp.
Yield based on RTKs (US Cents)	54.29	49.49	9.7%
Operating Revenues per ATK (US Cents)	37.25	32.90	13.2%
Operating Costs per ATK (US Cents)	32.75	31.32	4.6%
Fuel Gallons Consumed (thousands)	73,290	64,028	14.5%

Passenger

ASKs (millions)	5,178.9	4,636.4	11.7%
RPKs (millions)	3,829.5	3,154.0	21.4%
RTKs (millions)	344.7	283.9	21.4%
Passengers Transported (thousands)	1,550.7	1,371.9	13.0%
Load Factor (based on ASKs) %	73.9%	68.0%	5.9 pp.
Yield (based on RPKs, US Cents)	7.63	7.14	6.9%
Yield (based on RTKs, US Cents)	84.81	79.30	6.9%
Revenue/ASK (US cents)	5.64	4.86	16.2%

Cargo

ATKs (thousands)	762.8	685.5	11.3%
RTKs (thousands)	506.4	454.7	11.4%
Tons Transported (thousands)	116.6	99.0	17.7%
Load Factor (based on ATKs) %	66.4%	66.3%	0.1 pp.
Yield based on RTKs (US Cents)	33.52	30.88	8.6%
Revenue/ATK (US Cents)	22.25	20.48	8.7%

LanChile S.A.
Consolidated Balance Sheet (in thousands of US$)
	As of March 31,

	2004	2003

ASSETS

CURRENT ASSETS
Cash	5,238	3,467
Time Deposits	158,701	100,602
Marketable securities	92,596	31,260
Accounts and notes receivable -trade and other	159,287	147,216
Accounts and notes receivable from related companies	1,718	2,166
Inventories	34,251	33,904
Prepaid and recoverable taxes	12,608	8,641
Prepaid expenses	23,562	22,566
Deferred income tax assets	8,050	5,282
Other current assets	16,270	16,467

Total current assets	512,281	371,571
PROPERTY AND EQUIPMENT (net)
Aircraft	798,450	817,297
Other	198,922	197,603

Total property and equipment	997,372	1,014,900
OTHER ASSETS
Investments	1,662	2,113
Goodwill	44,256	47,055
Notes and accounts receivable from related companies	343	462
Long-term accounts receivable	8,323	9,417
Long-term deferred taxes	0	0
Deposits and other	82,437	79,516

Total other assets	137,021	138,563

Total assets	1,646,674	1,525,034

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans	0	0
Current portion of long-term loans from financial instituitions	63,710	61,690
Current portion of long term leasing obligations	16,291	15,432
Dividends Payable	208	19
Accounts payable	157,471	123,695
Notes and accounts payable to related companies	9	310
Other creditors	467	248
Air traffic liability	119,219	91,558
Other current liabilities	117,809	92,573

Total current liabilities	475,184	385,525
LONG-TERM LIABILITIES
Loans from financial institution	549,777	600,653
Other creditors	709	745
Provisions	74,440	66,677
Notes and accounts payable to related companies	921	1,164
Air traffic liability	53,128	65,398
Deferred taxes	53,376	27,101
Obligations under capital leases	6,091	9,926
Other Long-Term Liabilities	28,629	33,830

Total long-term liabilities	767,071	805,494
MINORITY INTERES T	3,733	3,585

SHAREHOLDERS' EQUITY
Common stock	134,303	134,303
Reserves	2,620	2,620
Interim Dividends	(34,999)	(8,958)
Retained earmings	298,762	202,465

Total shareholders´ equity	400,686	330,430

Total liabilities and shareholders´ equity	1,646,674	1,525,034

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

Lan Chile S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer